UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41796

NATURE WOOD GROUP LIMITED

(Registrant’s Name)

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement and Completion of Initial Public Offering

On September 11, 2023, the registration statement (File No. 333-271425) (the “Registration Statement”) relating to the initial public offering (“IPO”) of Nature Wood Group Limited (the “Company”) was declared effective by the Securities and Exchange Commission. In connection therewith, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Prime Number Capital LLC (as representatives of the underwriters named therein), dated September 12, 2023, attached as Exhibit 1.1 hereto and incorporated herein by reference.

On September 14, 2023, the Company consummated the IPO of 750,000 American Depositary Shares (the “ADSs”) at a price of $9 per share (the “Offering Price”), pursuant to the Underwriting Agreement. The underwriters were granted a 45-day option to purchase up to additional 112,500 ADSs to cover over-allotments, if any. No over-allotment option has been exercised by the underwriters as at September 14, 2023.

Other Events.

On August 11, 2023, in connection with the IPO, the Company filed its Amended and Restated Memorandum and Articles of Association with the Registrar of Companies in British Virgin Islands, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

On September 12, 2023, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.1 to this report. On September 14, 2023, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.2 to this report.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement dated September 12, 2023
3.1	Amended and Restated Memorandum and Articles of Association of the Company
99.1	Press Release, dated September 12, 2023
99.2	Press Release, dated September 14, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nature Wood Group Limited

	By:	/s/ Hok Pan Se
	Name:	Hok Pan Se
Date: September 15, 2023	Title:	Director